February 8, 2007

Israel Frieder
Chairman and Chief Executive Officer
Israel Technology Acquisition Corp.
7 Gush Etzion, 3rd Floor
Givaat Shmuel, Israel 54030

RE: **Israel Technology Acquisition Corp.**
   Preliminary Proxy Statement
   Amendment 1 Filed January 30, 2007
   File No. 000-51259

Dear Mr. Frieder:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

   1. We reissue comment one from our letter of January 23, 2007. We note your response, but our comment was not directed at whether the disclosure contained in your proxy and

IPO prospectus were identical but, rather, whether your IPO prospectus and the proxy statement contained all the disclosure required by Item 401 of Regulation S-K with respect to the prior business activities and affiliations of your management. Accordingly, we reissue.

We note that there appears to be disclosure required Item 401 of Regulation S-K that relates to the business experience and directorships of your management that was not disclosed in your IPO prospectus. Please include such disclosure within your proxy.

2. To the extent that the prior business experience and directorships of your management include relationships to any officers, directors, and shareholders of IXI, please disclose the nature of such relationships or affirmatively disclose, with respect to each officer and director, that there are none.

3. In connection with the preceding comments, disclose the extent to which your IPO prospectus did not provide the disclosure required by Item 401 of Regulation S-K and, to the extent such disclosure was not provided in the company's IPO prospectus, please disclose in your proxy the potential consequences to ITAC and its shareholders, including purchasers of the IPO shares, resulting from the absence of such disclosure.

4. We reissue comment two from our letter of January 23, 2007. We note your response was limited to prospective arrangements with respect to the proposed merger. Our comment was not so limited and applies to the selection of ITAC's directors as well. In connection with the preceding comments, and with respect to each of your directors, please affirmatively disclose each arrangement, agreement, understanding or otherwise, between such director and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected as a director, as required by Item 401(a), or affirmatively disclose, with respect to each of your directors, that there are none. We may have further comment.

5. We reissue comment three from our letter of January 23, 2007. We note a number of blank spaces throughout the prospectus. Please fill in such information that is currently known and update as necessary in subsequent amendments. We direct your attention to the market price, conversion price, the current amount held in trust, and holders of record as examples. We note your response that conversion price will be set as of the record date and that you announced the record date in your Form 8-K dated January 31, 2007. Clarify whether you meant to indicate in your response that conversion price will be set as of a date two days ahead of any consummation of the transaction, and please disclose the conversion price throughout your proxy as of the date of filing your next amendment and update in subsequent amendments.

Questions and Answers, page 3

6. We reissue comment five from our letter of January 23, 2007. We note your response that you believe that you clearly indicate the steps necessary for stockholders to exercise their conversion rights. Please reconcile such response, and the disclosure currently contained in your proxy, with the disclosure contained in your Form 8-K dated January 31, 2007.

   We note the requirement for investors to provide their certificates to the transfer agent and tender their votes prior to the meeting. Please provide clear disclosure throughout the proxy statement regarding this additional step and explain the process for complying with this step.

7. We also reissue comment five from our letter of January 23, 2007 with respect to the reasons behind changing the procedures to be followed in order to convert shares. We note your supplemental response that "the previous method of seeking conversion rights was subject to abuse by stockholders." Please provide an explanation for such statement. Has ITAC already held a meeting during which its stockholders have been presented with opportunities to vote on a proposed transaction and elect conversion of their shares?

8. In connection with the preceding comment, please disclose the reason(s) for changing the procedures to be followed in order to convert shares. Additionally, please disclose all communications sent and received by the company, its representatives, and management with any other party with respect to any stockholder's intention to vote against the proposed transaction with IXI and convert their shares.

9. Clarify the amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Clarify whether there is any cost associated with tendering the physical shares or other requirements to elect conversion. For example, is there a cost associated with converting shares held in street name into physical shares? We may have further comment.

10. We also reissue comment five from our letter of January 23, 2007 with respect to risks to investors as a result of changing the procedures to be followed in order to convert shares. We note your response that you "do not believe these changed procedures…harm stockholders or present any risks. Stockholders need only tender their certificate by the meeting date – they are not required to deliver it well in advance of the meeting." Please reconcile your response with the fact that it does not appear to match the disclosure

contained in your Form 8-K (e.g., "present the physical stock certificate <u>prior</u> to the special meeting"), nor does it appear to reflect the changes to the conversion procedure that the company has announced appear quite more detailed and complicated in comparison to those outlined in your IPO prospectus and proxy. In light of the apparent material change in procedures to be followed in order to convert shares, as reflected in your Form 8-K dated January 31, 2007 (and apparently not disclosed in your proxy), please provide a detailed discussion of the risks to investors as a result of this change in the conversion terms. In addition, provide clear disclosure as to when the shares would need to be tendered to comply with these additional requirements of conversion. We may have further comment.

11. Please disclose the extent to which the conversion procedures described by the company in its Form 8-K dated January 31, 2007 were disclosed in the company's IPO prospectus. To the extent such procedures were not disclosed in the company's IPO prospectus, please explain how these additional requirements are consistent with the IPO prospectus and please disclose in your proxy the potential consequences to ITAC and its shareholders, including purchasers of the IPO shares, resulting from the absence of such disclosure. We may have further comment.

12. We note your response to comment eight from our letter of January 23, 2007. Please provide clear disclosure of your supplemental response in the proxy statement. In addition, include in the proxy your analysis included in the opening paragraphs of your response letter dated January 30, 2007. Explain in greater detail the basis for your belief that the 2006 numbers are not material and the basis for your belief that 2007 through 2010 projections provide greater comfort, when it appears that these projections were based upon 2006 projections. We may have further comment.

13. We reissue comment nine from our letter of January 23, 2007. We note your response and the disclosure contained on page 16 of your proxy that "It is…Trigger-Foresight's view that its duties in connection with its fairness opinion extend solely to ITAC's board of directors and that it has no legal responsibilities in respect thereof to any other person or entity." However, since such limitation is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Trigger-Foresight has consented to the fairness opinion being included with the proxy statement and in light of such consent, it is unclear how this consent is consistent with their statement that the opinion is for the board only. It appears that shareholders should be able to rely upon such opinion. We may have further comment.

ITAC's Recommendations to Stockholders; Reasons for the Merger, page 13

14. We note your response to comment 11 from our letter of January 23, 2007 that asserts "IXI Mobile's previous expectations are not material to the Company's stockholders, and were also not material to the Company's board in selecting IXI Mobile as a target." Please reconcile such statement with both your disclosure on page 52 that "<u>ITAC conducted a due diligence review of IXI that included</u> an industry analysis, a description of IXI's existing business model, as well as <u>valuation analysis and financial projections prepared by IXI</u> and Trigger-Foresight, <u>in order to enable the board of directors to ascertain the reasonableness of this range of consideration</u>." Specifically detail how "IXI Mobile's previous expectations…were…not material to the Company's board in selecting IXI Mobile as a target" while at the same time the "valuation analysis and financial projections prepared by IXI and Trigger-Foresight [were used] in order to enable the board of directors to ascertain the reasonableness of this range of consideration" and that the 80% net asset requirement was met.

It would appear that if such projections were material to determine the consideration to be paid and the 80% net asset test, they were also material to selecting IXI as a target. Otherwise, if the projections did not support the consideration to be paid or the 80% net asset test ITAC's board would have presumably not determined to go forward with the transaction. Please revise your disclosure to specifically address this apparent inconsistency.

15. In connection with the preceding comment, we note that the total 2006 revenue projection provided by IXI was approximately $54.4 million, as disclosed on page 53. However, we also note your disclosure on page 52 that "the parties had selected targets that exceeded the parties' expectations rather than selecting targets that were likely to be achieved" and your response to comment eight from our letter of January 23, 2007 that the revenue target of $45 million contained in the merger agreement would have been "greater than expected." Please disclose the value that the ITAC board places upon the Trigger-Foresight valuation analysis, both with respect to its decision to approve the transaction and it determination that the 80% net asset test is met, in light of the apparent case that IXI did not actually support the numbers IXI supplied Trigger-Foresight.

16. We note your response to comment 11 from our letter of January 23, 2007 that "the Company's management was provided with November 5, 2005 projections. Such projections are attached hereto." It appears that the projections submitted supplementally do not appear to be the same ones disclosed on page 53 of your proxy. Please clarify.

17. We reissue comment 12 from our letter of January 23, 2007. In light of the apparent discrepancy between the revenue projections provided by IXI used in the Trigger Foresight of February 28, 2006, and the smaller revenue projections relied upon by IXI in negotiating the contemporaneous merger agreement (as discussed in comment 15, above), please disclose whether ITAC's board will re-evaluate its determinations that the merger and the transactions contemplated thereby are fair to and in the best interests of ITAC and its stockholders and its determination that the 80% net asset test is met. We continue to note your disclosure on page 54 that " Based on the financial analysis of IXI generally used to approve the transaction, the ITAC board of directors determined that this [80% net assets] requirement was met."

Background of the Merger, page 50

18. We reissue comment 13 from our letter of January 23, 2007 in light of the apparent business experience and directorships of your management that were not disclosed in your IPO prospectus. We note your disclosure on page 50 that "The terms of the merger agreement are the result of arm's-length negotiations between representatives of ITAC and IXI." In tabular format, please disclose any and all relationships, connections, affiliations, agreements, or otherwise, past and present, between each of your officers and directors and each officer, director, affiliate, shareholder, and bridge lender of IXI, past and present, including affirmative disclosure of the names of such parties and dates such relationships, connections, affiliations, agreements, or otherwise commenced.

19. In light of the apparent previously undisclosed business experience and directorships of ITAC's officers and directors, please disclose the dates upon which each of your officers and directors first became aware of IXI.

20. We reissue comment 15 from our letter of January 23, 2007. Please clarify how and when Mr. Wulkan was made aware of ITAC. Additionally, please reconcile the spelling or clarify whether Itzhak Wulkan and Itzak Wulkan are the same person.

21. Please affirmatively disclose all agreements, arrangement, and understandings relating to Mr. Wulkan's introduction of IXI. Specifically disclose whether any exist apart from ITAC's agreement to pay IWV $330,000 upon any consummation of the proposed transaction with ITAC.

22. We note that you disclose IWV as an "unaffiliated entity." Clarify to which party or parties it is unaffiliated.

23. Disclose whether there are any relationships, affiliations, or connections between Itzhak Wulkan and IXI, its officers, directors, affiliates, shareholders, and bridge lenders. Disclose whether Mr. Wulkan introduced IXI to any other entity for the purpose of acquiring IXI.

24. We reissue comment 16 from our letter of January 23, 2007. Please provide clear disclosure as to when ITAC and IXI were <u>first introduced to each other and when discussions commenced</u>. Provide a clear discussion of all communications, direct or indirect, between the parties. We note your amended disclosure, which does not rule out the possibility that the date upon which any officer or director of ITAC was made aware of IXI as a potential target or that any communication between any officer, director, affiliate, shareholder, or bridge lender for either party occurred before October 20, 2005.

25. We reissue comment 17 from our letter of January 23, 2007. We note your response but your response is unclear. In tabular format, please disclose all relationships, connections, affiliations, agreements, or otherwise between each of your officers and directors and each officer, director, affiliate, and shareholder of Southpoint Master Fund, LP, including affirmative disclosure of the names of such parties and dates such relationships, connections, affiliations, agreements, or otherwise commenced.

26. We note your response to comment 20 from our letter of January 23, 2007. Please include such response as disclosure in your proxy.

27. We note your response to comment 21 from our letter of January 23, 2007. Please include such response as disclosure in your proxy.

28. We note your response to comment 23 from our letter of January 23, 2007 that you have provided a copy of the February 2, 2006 letter of intent. We note that the material provided appears to be a "Summary of ITAC – IXI Discussions of January 31, 2006" and appears to be signed and dated on January 31, 2006. Please reconcile with the references to the February 2, 2006 letter of intent or advise.

<u>Valuation Overview, page 58</u>

29. We note that your projections assumed the merger was completed. Please explain the basis for this assumption in determining the projections used to calculate the valuation of

the company and then in determining whether the 80% test was met. The disclosure in the IPO prospectus indicated that the company acquired would have a value of at least 80% of net assets, not that the combined company would meet this 80% test. Please advise. We may have further comment.

30. We reissue comment 25 from our letter of January 23, 2007. We note your response, which appears to differ from the actual disclosure added. In discussing the discounted cash flow analysis, please revise to clarify if management believes that the disclosed multiples and discount rates used in this analysis are reasonable.

31. We reissue comment 26 from our letter of January 23, 2007. We note your response and additional disclosure, but this does not explain how you determined the companies were comparable companies, given the lack of direct comparison. All of the companies appear to far outstrip IXI in terms of revenue, market capitalization, and profit so please explain how they may be considered to be useful comparisons. Also, please provide similar disclosure for the companies listed in your selected acquisitions analysis.

Executive Compensation, page 97

32. We reissue comment 28 from our letter of January 23, 2007. Please update to include information as of the fiscal year ended 2006.

The IXI Business, page 106

33. We reissue comment 29 from our letter of January 23, 2007. We note your response and added disclosure but they do not address the issue raised in the Staff's comment. We note the following disclosure on page 111: "In April 2005, following the acquisition of AT&T Wireless by Cingular Wireless, Inc., IXI and Cingular agreed to cancel this agreement." Please disclose when IXI first discovered that Cingular might wish to discontinue the agreement between IXI and Cingular.

34. Clarify whether you have entered into an agreement with Wananchi Online Ltd. If so, disclose the material terms of this agreement. If not, clearly disclose.

Beneficial Ownership, page 135

35. Provide clear disclosure as to the control person(s) for each entity.

Certain Relationships and Related Party Transactions, page 140

36. We note the additional disclosure provided in response to comment 32 from our letter of January 23, 2007. Please discuss the apparent resultant increased likelihood that EarlyBird and Maxim, by locating bridge financing for the target of their SPAC client, will receive their IPO fees, including the ability to exercise their warrants, by ensuring that a target with a going-concern opinion issued by its auditors and operating losses since inception will continue to the time of the business combination. The interests of EarlyBird and Maxim should be clearly disclosed throughout the proxy statement, such as when you discuss the interests of management. We may have further comment.

IXI Related Party Transactions, page 141

37. We reissue comment 34 from our letter of January 23, 2007. We note your response but your response is unclear.

   We note the following disclosure on page 142: "In connection with IXI's contractual relationship with Swisscom, Landa and the Gemini Funds issued a conditional guarantee of IXI's obligations to Swisscom in November 2005 of up to a maximum amount of $4,000,000. In consideration for the grant of the guarantee, IXI issued 11,478,379 shares of Series D-1 Preferred Stock to Landa and the Gemini Funds. IXI believes that the guarantee expired upon the consummation of the bridge loan. In February 2006, Concord Ventures elected to participate in this guarantee and was allocated a portion of the consideration."

   Please clarify how Concord was "allocated a portion of the consideration" if, as you disclose, Landa and Gemini had already been issued the shares in consideration of the guarantee.

Financial Statements, page F-1
Note 9 – Convertible Loans, page F-27

38. We note your response to prior comment 35. With respect to the first part of your EITF 06-6 analysis, please tell us why you believe that the reduction in interest payments during the second year of the convertible loan agreement is relevant to the analysis. We note that the modification will only be triggered if the proposed merger is consummated, and the original terms of the convertible loan provided that the loan would be repaid within 60 days of the closing of the proposed merger. Accordingly, it would appear that a more relevant analysis would be based primarily on the timing of the repayment of the principal, along with the value of the incremental 400,000 shares to be issued upon the consummation of the proposed merger. In addition, it would appear that the value of the

400,000 shares should be based on the fair value of your common stock on the date of modification. Please advise and revise accordingly.

39. We note that your response to prior comment 35 is included in Exhibit B, which was not submitted as correspondence on EDGAR. Accordingly, please ensure that the contents of Exhibit B are submitted as correspondence on EDGAR.

40. With respect to the second part of the EITF 06-6 analysis, please explain in more detail why you believe that it is appropriate to calculate the change in fair value of the embedded conversion option based on the Black-Scholes calculation provided, and explain in more detail how the $4.02 effective exercise price was determined. We note that the fair value of the additional shares that will be received upon conversion of the loan is approximately $3.0 million. Please tell us how you considered this in performing your analysis.

41. Please reconcile your statement that the fair value of the bridge loan is $15.5 million, to your disclosure in Note 2(u) on page F-20 that the carrying amount of the convertible loans approximates their fair value.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Pam Howell, who supervised the review of your filing, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Jeffrey M. Gallant (by facsimile)
        212.818.8881